Exhibit (a)(1)(E)

ADDENDUM

Name: _______________
Employee ID Number: _______________

The following table contains a list of your outstanding option grants that are eligible for exchange.

Option Grant Date	Option ID Number	Exercise Price	Number of Outstanding Shares Subject to the Option Grant	Total Option Value of the Option Grant	Number of Restricted Stock Units You Will Receive in Exchange for the Option Grant

The number of restricted stock units you will receive in exchange for participating in this offer will equal the quotient of the Option Value (as calculated on September 12, 2006) divided by $19.20 (the closing price of our stock on September 12, 2006). For each eligible option, we will divide the Option Value by $19.20. That number (rounded up to the nearest whole number) will equal the number of restricted stock units you will receive in exchange for your cancelled options.

EXAMPLE
If you exchange 500 options with an Option Value of $2,500, you will receive 131 restricted stock units ($2,500 divided by $19.20 with the result rounded up to the nearest whole share).